UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Promulgated Thereunder

PREVENTION INSURANCE.COM

(Exact name of registrant as specified in its charter)

Delaware	000-32389	88-012644
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

552 Lonsdale Street, Melbourne, Australia 3000
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code +61 3 8393 1459

Unit 604, Uptown 1, No. 1
Jalan SS21/58, Damansara

Uptown, 47400 Tealing
Jaya, Selangor, Malaysia

(Former name or former address, if changed since last report.)

____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
____________________________________________________________________________

PREVENTION INSURANCE.COM

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INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

PREVENTION INSURANCE.COM IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

INTRODUCTION

This Information Statement is being furnished to the holders of record as of December 8, 2015, of the outstanding shares of common stock, par value $0.0001 per share, of Prevention Insurance.com Inc. (“Prevention”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

CHANGE IN CONTROL TRANSACTION

Effective June 28, 2015, a change of control occurred with respect to the Company. Pursuant to a Securities Purchase Agreement entered into by and among the Company, Metrowork Equity Sdn. Bhd (“Metrowork”), and Copper Hill Assets Inc., a British Virgin Island corporation (“Buyer”) (the “Purchase Agreement”), Seller assigned, transferred and conveyed to Buyer (i) 1,563,809 shares of common stock of Company (“Common Stock”) and (ii) a promissory note of the Company totaling $355,323.48  (“Promissory Note”). As a result of the transactions, Metrowork no longer owns any of the Company’s stock or securities.

On the Closing Date, Mr. Chee Chau Ng resigned from all officer position of the company, including President, Chief Executive Officer and Chief Financial Officer of the Company and Anthony Lococo was appointed the sole officer of the Company, including as President, Chief Executive Officer and Chief Financial Officer. In addition, he was appointed a director of the Company.

Effective upon the 10th day after this Schedule 14f-1 has been mailed to Prevention’s stockholders (the “Appointment Date”), Mr. Ng will resign as a director. On that same date, Mr. Lococo will be appointed as the Company’s Chairman of the Board. A stockholder vote is not required and will not be taken with respect to the appointment of Mr. Lococo, the incoming director. You are not required to take any action with respect to the appointment of Mr. Lococo or otherwise with respect to the transactions and events described above.

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, does not hold any position with the Company nor have been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing director of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

VOTING SECURITIES

The Company has 200,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”) and 10,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”) authorized.  As of the date hereof, 2,234,465 shares of common stock are issued and outstanding, and none of the Preferred Stock is issued and outstanding. Each share of common stock that is issued and outstanding is entitled to one vote per share. The Preferred Stock may be issued with designations, rights and preferences determined from time to time by our Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

After giving effect to the above described transaction, the following table lists, as of the date of this report, the number of shares of common stock of our Company that are beneficially owned by (i) each person or entity known to our Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of our Company; and (iii) all officers and directors as a group.

Unless otherwise indicated, each person named in the following table is assumed to have sole voting power and investment power with respect to all shares of our common stock listed as owned by such person. The address of each person is deemed to be the address of the issuer unless otherwise noted. The percentage of common stock held by each listed person is based on 2,234,465 shares of Common Stock outstanding as of June 28, 2019. Pursuant to Rule 13d-3 promulgated under the Exchange Act, any securities not outstanding which are subject to warrants, rights or conversion privileges exercisable within 60 days are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purposes of computing the percentage of any other person.

Name of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Officers and Directors
Anthony Lococo (1)	1,563,809	70%
All officers and directors as a group (1 individual)	1,563,809	70%

Greater than 5% Shareholders
Copper Hill Assets Inc (1)	1,563,809	70%

(1)

Mr. Anthony Lococo, our sole officer and director, is the sole shareholder and officer of Copper Hill Assets Inc (“Copper Hill”) and is deemed the beneficial owners of the shares of common stock held by Copper Hill. The address of Copper Hill is the address of the Company.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names, ages and positions of Prevention’s current executive officers and directors. Each director holds office until his successor is elected and qualified or his earlier resignation or removal.

Name	Age	Position
Anthony Lococo	58	President, Chief Executive Officer, Chief Financial Officer and Director
Chee Chau Ng	49	Director

Anthony Lococo has been the Company’s President, Chief Executive Officer,  Chief Financial Officer and Director since June 28, 2019. Mr. Lococo is an entrepreneur and has been involved in numerous business enterprises in Australia. He also is a member of the CPA Australia and a Registered Tax Agent. Since 2007, he has owned and operated Delatite Premix Pty Ltd, a concrete batching and delivery business in Mansfield and Mt. Buller, Australia and he is the owner and operator of Kanga Software Pty Ltd developing business analytics software for the USA market.  He also is a fifty percent owner and operator of two family owned businesses in the greater Melbourne, Australia area.

Chee Chau Ng has served as President, Chief Executive Officer,  Chief Financial Officer and Director of the Company since March 9, 2016. Mr. Ng was employed by MOL Global, Inc. (Nasdaq: MOLG) from 2006 to December 2015, serving as the Group Chief Operating Officer from April 2014 to March 2015 and Co-Chief Executive Officer from April 2014 to December 2015. From December 2015 to the present, Mr. Ng has been self-employed providing consulting services to various companies. In the past, Mr. Ng held several senior managerial and sales positions with distributors of technology and mobile equipment products. Mr. Ng brings more than 10 years of experience in the operating experience to the Company. Mr. Ng holds a Bachelor of Engineering (Hons.) from the University of Aberdeen in the United Kingdom. Mr. Ng brings a wide range of business experience to the Company, including the fact that he previously was an executive officer of a company publicly traded in the United States.

CORPORATE GOVERNANCE

Family Relationships

There are no family relationships among our directors or officers.

Director Independence

We do not have any independent directors and our Board is in the process of searching for suitable candidates.

Committees of the Board of Directors

Our Board does not have any committees, as companies whose securities are not traded on a national exchange are not required to have Board committees. However, at such time in the future that we appoint independent directors on our Board, we expect to form the appropriate Board committees and identity an audit committee financial expert. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board.

Director Nominations

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for Board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the Board.

Board Oversight

The leadership structure of our Board is such that, after the Appointment Date, we will have the same individual serving as Chairman and as President.  Our management is responsible for managing risk and bringing the most material risks facing the Company to the Board’s attention.  Because we do not yet have separately designated committees, the entire Board has oversight responsibility for the processes established to report and monitor material risks applicable to the Company relating to (1) the integrity of the Company’s financial statements and review and approve the performance of the Company’s internal audit function and independent accountants, (2) succession planning and risk related to the attraction and retention of talent and to the design of compensation programs and arrangements, and (3) monitoring the design and administration of the Company’s compensation programs to ensure that they incentivize strong individual and group performance and include appropriate safeguards to avoid unintended or excessive risk taking by Company employees.

Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our Board members, as well as a particular nominee’s contributions to that mix. Although there are many other factors, the Board seeks individuals with industry knowledge and experience, senior executive business experience, and legal and accounting skills.

NEW DIRECTORS AND EXECUTIVE OFFICERS

Our new management team and their backgrounds are as follows:

Name	Age	Position
Anthony Lococo(1)	58	President, Chief Executive Officer, Chief Financial Officer and Director

(1)Effective upon the 10th day after this Schedule 14f-1 has been mailed to Prevention’s stockholders, it is anticipated that Mr. Anthony Lococo will be appointed as Chairman of the Board of Prevention.

Mr. Lococo’s biography appears above, under the heading, “Current Directors and Executive Officers.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described above, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company is to be a party, in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Review, Approval and Ratification of Related Party Transactions

We have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal stockholders

Stockholder Communications with Directors

Stockholders who want to communicate with our Board or any individual director can write to:

552 Lonsdale Street,

Melbourne, Australia   3000

Your letter should indicate that you are a stockholder of our Company.  Depending on the subject matter, management will:

•Forward the communication to the director or directors to whom it is addressed;

•Attempt to handle the inquiry directly; or

•Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the directors upon request.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Officer and Director Compensation

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to our sole officer and director by the Company during the years ended April 30, 2015 and 2014 in all capacities:

Name and Position	Year	Salary	Bonus	Stock Award(s)	Option| Awards	All Other Compensation	Total
Chee Chau Ng, CEO and Director	2019 2018	None None	None None	None None	None None	None None	None None

The Company's sole officer and director has not received any cash or other remuneration since he was appointed to serve in such capacities. No remuneration of any nature has been paid for on account of services rendered by a director in such capacity. Our sole officer and director intends to devote very limited time to our affairs.

We have formulated no plans as to the amounts of future cash compensation. It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain members of our management for the purposes of providing services to the surviving entity. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees. There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be disclosed. The Company does not have a standing compensation committee or a committee performing similar functions.

Employment Agreements

We have not entered into employment agreements with any of our officers, directors or employees.

Director Compensation

Our directors are reimbursed for expenses incurred by them in connection with attending Board meetings, but they do not receive any other compensation for serving on the Board.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities (the “Reporting Persons”), to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  The Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file.  To the best of our knowledge, during the fiscal year ended April 30, 2015, the Reporting Persons complied with all applicable Section 16(a) reporting requirements.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

PREVENTION INSURANCE.COM

By: /s/ Anthony Lococo

Name: Anthony Lococo

Title:   Chief Executive Officer

Dated:July 11, 2019